

November 8, 2010

Mr. Lei Yu
Chief Executive Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

> **RE:** **Home System Group**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 29, 2010**
>
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 17, 2010**
>
> **Form 10-Q for the period ended June 30, 2010**
> **Filed August 16, 2010**
>
> **File No. 000-49770**

Dear Mr. Yu:

We have reviewed your response letter dated October 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Our Business, page 1
Regulation, page 6

1. We note your response to comment two from our letter dated August 20, 2010. Please explain why your PRC subsidiaries are not wholly foreign-invested enterprises (WFOEs) and, if not, what their organizational structure is and what regulatory scheme applies to

them. Also disclose the scope of their business licenses. Lastly, please fully disclose the regulations that materially impact your business in the "Regulations" subsection of your business section and explain specifically how they impact your business operations and access to capital.

2. We note your response to comment eight from our letter dated August 20, 2010. Tell us whether you intend to provide clarifying disclosure in an amendment to your Form 10-K.

Liquidity and Capital Resources, page 24

3. We note your response to comment eight from our letter dated August 20, 2010. Please disclose in an amendment to your Form 10-K the material terms of the advances from shareholders and affiliates. Discuss why you are obtaining advances from stockholders, including:
   - why you do not have a U.S. dollar disbursement account;
   - what the foreign exchange process or restrictions are in China and why obtaining foreign exchange is a time consuming process;
   - the extent to which you incur and expect to continue to incur operating expenses in the United States;
   - whether you intend to continue to obtain advances from stockholders and affiliates in the future;
   - how the terms of the advances are determined;
   - whether you intend to repay the advances with equity rather than cash and, if so, why; and
   - how foreign exchange restrictions have impacted and will continue to impact your liquidity and capital resources.

   If the advances are from related parties, identify the parties and file the agreements as exhibit.

Item 9A(T). Controls and Procedures, page 26

4. We note your response to comment nine from our letter dated August 20, 2010. Please disclose your principal financial officer's conclusion in your amended Form 10-K.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 41

5. We note your response to comment 10 from our letter dated August 20, 2010. Please disclose the information responsive to the requirements of Item 401(e)(1) of Regulation S-K in your amended Form 10-K.

6. We note your response to comment 11 from our letter dated August 20, 2010 that, once your shares are listed on a national exchange, you are planning on holding an annual meeting in accordance with the exchange's rules. Please disclose that, although the company specifically chose to become a U.S. reporting company incorporated in Nevada through a reverse merger with a reporting shell company, your management has chosen not to comply with Nevada corporate law or the company's bylaws. Disclose why your management has chosen to violate Nevada corporate law and the company's bylaws until your shares are listed on a national exchange and how this is consistent with your directors' fiduciary duties. Also disclose that, due to this lack of compliance, your company's shareholders have not had an opportunity to vote on whether to retain the current directors who have chosen this course of action.

7. We note your response to comment 12 from our letter dated August 20, 2010. Please provide the disclosure required by Item 407(a) of Regulation S-K in an amendment to your Form 10-K.

8. We note your response to comment 13 from our letter dated August 20, 2010. Please disclose the person you have determined is an audit committee financial per Item 407(e)(5) of Regulation S-K iin an amendment to your Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners…, page 33

9. We note your response to comment 14 from our letter of August 20, 2010. Please disclose in an amendment to your Form 10-K the natural person(s) who have voting or investment control over the company's shares held by Total Shine Group Ltd. and Arjuno Investment Ltd.

Please file all correspondence over EDGAR. You may contact Michael Henderson at (202) 551-3364 or Terry French, Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counse, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ryan Nail, Esq.
The Crone Law Group
Facsimile: (415) 955-8910